FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Completes Senior Management Restructuring Team Represents Broad Experience & Solid Track Record

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Completes Senior Management Restructuring Team Represents Broad Experience & Solid Track Record   Vancouver, CANADA, July 31, 2002 - Micrologix Biotech Inc. (TSE:MBI) today announced the completion of its planned senior management augmentation and restructuring with the following appointments over the past six months:

Jacob J. Clement, Ph.D., Senior Vice President, Science & Technology, and Chief Science Officer. Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to Micrologix, holding executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology. In his new role, Dr. Clement will lead the entire R&D function at Micrologix, with a focus on accelerating research and preclinical development, and expanding the company's pipeline.

William D. Milligan, B.Sc., Senior Vice President, Corporate Development, and Chief Business Officer. With 20 years experience in the pharmaceutical and biotechnology industries, Mr. Milligan brings to Micrologix significant expertise in corporate development, business development, new product planning, marketing & sales, and financing, having held many management and senior executive positions at Eli Lilly and Roche, as well as CEO and Director positions at Intellivax and Cytran. In these roles, Mr. Milligan negotiated and signed numerous strategic alliance agreements, built and led several marketing and sales departments, launched numerous new products, including; dermatology, oncology, and transplant products, and has raised over $25 million in venture and government financing. At Micrologix, Mr. Milligan is responsible for the Corporate Development function, overseeing Business Development and Corporate Communications, focusing primarily on leading the company's growth through the identification and review of new product, technology, and corporate opportunities.

Nancy S. Coulson, B.Sc., MBA, Senior Vice President, Product Development. Ms. Coulson brings to Micrologix over 13 years' experience in the management of regulatory affairs, clinical development, and quality systems. Having spent most of her career in the pharmaceutical industry at Bristol Myers Squibb, American Home Products, and Bausch & Lomb, she has been involved in the successful approval and introduction of several medical devices and drug products in the US and internationally, in addition to having overseen the management of FDA-compliant clinical and post-market programs. At Micrologix, Ms. Coulson leads the Product Development function, overseeing Regulatory Affairs, Clinical Development, Medical Affairs, and Quality Assurance, focusing on optimizing and accelerating the development of product opportunities from the clinical stage to commercialization.

In addition to the above, the company has added further expertise to its' R&D, operations, manufacturing, and financial functions, with the addition of David Campagnari (VP, Operations), Richard Coulson, Ph.D. (VP, Technology Development), and Patrick Bradley, CA (Controller).  "Our promise has been to assemble the right team of people, with the ability and experience to execute our strategy, as a critical component of our future success," said Dr. Jim DeMesa, Micrologix's President and CEO. "As we have stated many times, our focus over the past several months has been toward 'people, pipeline, and partnerships', and we have made significant progress on all three fronts. These additions to the Micrologix management complete the initial 'people' component of our plan by forming a world class team with the skills, expertise and commitment to achieve the results necessary to build this Company."  The Company's Annual General Meeting will be held on September 12, 2002 at 2:00 pm. in the Malaspina Room at the Waterfront Centre Hotel, Vancouver, British Columbia. The record date is August 8, 2002.  About Micrologix Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with two product candidates in human clinical studies and earlier-stage candidates in various stages of research and evaluation.

Investor & Media Relations Contacts: Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.